UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Act Exchange Act of 1934
Section
Rule 13e-4(f)(6) + 14e-5
Public Availability December 21, 2006

December 21, 2006

<u>Via Facsimile (713) 229-2710 and U.S. Mail</u>

Margo S. Scholin, Esq.
Baker Botts L.L.P.
One Shell Plaza
910 Louisiana Street
Houston, TX 77002

Re: CenterPoint Energy, Inc.
Request for No-Action relief under Rules 13e-4(f)(6) and 14e-5 for Issuer Tender Offer and Exchange Offer for Outstanding Debentures

Dear Ms. Scholin:

We are responding to your letter dated December 21, 2006, as supplemented by telephone conversations with the staff of the Division of Corporation Finance and Division of Market Regulation, with regard to your request for no-action relief. Our response is attached to the enclosed photocopy of your letter to avoid having to recite or summarize the facts set forth in your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as defined in your letter.

Based on your oral and written representations and the facts and circumstances presented, the staff will not recommend that the Commission take enforcement action against the Company under Rule 13e-4(f)(6) or Rule 14e-5 under the Exchange Act if the Redemption Offer is conducted in the manner described in your letter.

In granting the requested relief, we note in particular that:

- except on the basis for which relief has been granted, the Put Option Tender Offer will be made and completed in compliance with Rule 13e-4 and Regulation 14E;

- the effect of the Redemption Offer, whether consummated before, during or after the Put Option Tender Offer, on the trading price of the Common Stock is not expected to differ since the terms of the Redemption Offer (other than timing) are provided in the Indenture;

- the conversion value of the Securities is in excess of the Put Option Price and, therefore, the Company does not believe that exercise of the Put Option will be viewed by holders of the Securities as economically advantageous;

- the Redemption Offer will be made pursuant to a contractual obligation under the terms of the Securities, and is not expected to have an impact on the trading price of the Securities; and

- the trading price of the Securities is based in part on the Conversion Value of the Securities and the credit rating attached to the Securities, and the Redemption Offer is not expected to affect either the Conversion Value of the Securities or such credit rating.

The foregoing no-action positions are based solely on your oral and written representations and the facts presented in your letter and in telephone conversations with the staff, and are strictly limited to the application of the rules to the proposed transactions. The transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 10(b) and 14(e), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the Put Option Tender Offer and the Redemption Offer. The Divisions express no views with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

Sincerely,

For the Division of Corporation Finance,

Brian V. Breheny
Chief, Office of Mergers and Acquisitions

For the Division of Market Regulation,

James A. Brigagliano
Acting Associate Director

BAKER BOTTS L.L.P.

ONE SHELL PLAZA
910 LOUISIANA
HOUSTON, TEXAS
77002-4995

TEL +1 713.229.1234
FAX +1 713.229.1522
www.bakerbotts.com

AUSTIN
DALLAS
DUBAI
HONG KONG
HOUSTON
LONDON
MOSCOW
NEW YORK
RIYADH
WASHINGTON

December 21, 2006

1934 Act / Rules 14e-5(a) & 13e-4(f)(6)

Margo S. Scholin
TEL +1 713.229.1110
FAX +1 713.229.2710
margo.scholin@bakerbotts.com

Mr. Brian V. Breheny,
Chief, Office of Mergers and Acquisitions,
Mr. Daniel F. Duchovny,
Special Counsel, Office of Mergers and Acquisitions,
Division of Corporation Finance,
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Mr. James A. Brigagliano,
Acting Associate Director,
Ms. Racquel L. Russell,
Branch Chief,
Mr. Matthew B. Landon,
Special Counsel,
Division of Market Regulation,
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: CenterPoint Energy, Inc.—Issuer Tender Offer

Ladies and Gentlemen:

We are writing on behalf of our client, CenterPoint Energy, Inc., a Texas corporation (the "Company"), in connection with the proposed offer (the "Redemption Offer") to redeem all its 2.875% Convertible Senior Notes due 2024 (the "Securities") as soon as possible after January 15, 2007, as provided for under terms of the Indenture relating to the Securities, for a cash amount equal to the principal amount of the Securities plus any accrued and unpaid interest to the date of redemption (the "Redemption Price").

Under the terms of the Indenture relating to the Securities, holders of the Securities have the right (the "Put Option") to require the Company to purchase the Securities on January 15, 2007 for a cash amount equal to the principal amount of the Securities plus any accrued and unpaid interest to the date of purchase (the "Put Option Price"). Under the terms of the Indenture, the Put Option Price and the Redemption Price are economically equivalent, except for any differences in accrued and unpaid interest due based solely on any differences in the date either is paid.

We hereby respectfully request that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that, based on the facts and circumstances described in this letter, it will not recommend any enforcement action to the Commission under, Rules 14e-5(a) and 13e-4(f)(6) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), if the Redemption Offer and the issuer tender offer relating to the Put Option (referred to herein as the "Put Option Tender Offer") are conducted in the manner described in this letter.

I. BACKGROUND

The Company is a domestic energy delivery company that includes electric transmission and distribution, natural gas distribution, competitive natural gas sales and services, and pipeline and field services operations. In December 2003, the Company issued $255,000,000 aggregate principal amount of the Securities in a transaction under Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"). In April 2004, the Company filed a Registration Statement on Form S-3 (File No. 333-114440) to register the resale of the Securities and the shares of common stock, par value $0.01, of the Company (the "Common Stock") issuable on the exercise of the holders' option to convert the Securities under the terms of the Indenture. The Company has informed us that as of the date of this letter, $255,000,000 of the Securities are outstanding.

A. Put Option Tender Offer Relating to the Securities

As discussed above, the holders of the Securities have the right to require the Company to purchase the Securities on January 15, 2007 at the Put Option Price. The Company is required to deliver notice to the holders of the Securities 20 business days prior to January 15, 2007 setting forth, among other things, the Put Option Price and the conversion rate at the time of such notice. The Company sent such notice to holders of the Securities on December 14, 2006. The Company will purchase in cash any Securities validly tendered and not withdrawn on January 16, 2007.[1]

The Put Option is an issuer tender offer that is subject to Rules 14e-5 and 13e-4 under the Exchange Act. The Company filed a Schedule TO relating to the Put Option with the Commission on December 14, 2006.

Based on recent prices for the Common Stock, the Company expects the conversion value of Securities at the time the Put Option is exercisable to be in excess of the Put Option Price. Accordingly, the Company does not believe that exercise of the Put Option will be viewed by holders of the Securities as economically advantageous. The Company expects few, if any, Securities will be tendered for purchase under the Put Option. Of course, whether holders of Securities believe that it is economically advantageous to tender their Securities in the Put Option Tender Offer will ultimately depend on the trading price of the Common Stock immediately prior to the expiration of the Put Option Tender Offer.

[1] Under the terms of the Indenture, if any redemption date or purchase date falls on a day that is not a "Business Day," as defined therein, then any required payment due on such date will be made on the next succeeding Business Day. January 15, 2007, Martin Luther King, Jr. Day, is not a Business Day. Accordingly, payments with respect to the Put Option Tender Offer will be made on January 16, 2007, the next succeeding Business Day.

B. Conversion Features of the Securities

Holders of the Securities have the right to convert their Securities prior to the stated maturity of January 15, 2024 in the following circumstances:

- if the sale price of the Common Stock is above the product of the conversion price (which is approximately $12.52) multiplied by 1.2 (which equals approximately $15.02) measured over a specified number of trading days (the "Conversion Value Condition");

- if the Securities have been called for redemption;

- if the credit rating assigned to the Securities falls below a certain level; or

- upon the occurrence of specified corporate transactions.

Since November 16, 2006, the closing sales price on the New York Stock Exchange per share of Common Stock has ranged from $15.83 to $16.54. The Company expects that the Securities will become convertible based upon the Conversion Value Condition in the first quarter of 2007. Even if the Conversion Value Condition is not satisfied, the Securities will become convertible in connection with the Redemption Offer. Whether the Securities remain convertible in the future will depend on, among other things, the future trading prices of the Common Stock.

The current conversion rate of the Securities is 79.8969 shares of Common Stock per $1,000 principal amount of the Securities. The Company intends to satisfy its conversion obligation by paying an amount in cash equal to the lesser of the aggregate principal amount of the Securities being converted and the Company's conversion obligation in respect of such Securities and by delivering shares of the Common Stock to the extent that such conversion obligation exceeds the aggregate principal amount of the Securities being converted (the "Excess Value"). The Company's conversion obligation (the "Conversion Value") will equal the product of:

- (x) the aggregate principal amount of Securities to be converted by a holder divided by 1,000 multiplied by (y) 79.8969 and

- the average of the sale price of the Common Stock measured over a specified number of trading days (the "Applicable Stock Price").

The number of shares of the Common Stock to be delivered, if any, will be equal to the Excess Value divided by the Applicable Stock Price. Based on the current price of the Common Stock, the Company expects that on January 15, 2007 the Conversion Value of the Securities will exceed the Put Option Price and the Redemption Price.

C. Redemption Offer

Purpose and Timing of the Redemption Offer

The purpose of the Redemption Offer is to retire the Securities. The Company has decided that retiring the Securities at the earliest possible time is in its best interests in order to address the Company's financial risk with respect to the Securities. The Securities become redeemable at the option of the Company on and after January 15, 2007. As described above, the Company believes that the Put Option Tender Offer will be ineffective in retiring the Securities.

The Company believes that as a result of the Redemption Offer, the holders will convert the Securities. In the Redemption Offer, the Company will offer to redeem the Securities at the Redemption Price upon terms set forth in the Indenture, which price is substantially equivalent to the Put Option Price. Accordingly, the Company would like to be in a position to commence and complete the Redemption Offer as soon as possible. Absent the relief requested in this letter, the Company could be precluded from commencing the Redemption Offer until the Put Option Tender Offer has been completed, thereby preventing the Company from retiring the Securities at the earliest possible time under the Indenture.

The Company commenced the Put Option Tender Offer on December 14, 2006. For the reasons discussed above, the Company would like to commence the Redemption Offer during the Put Option Tender Offer or during the ten business day period following the termination of the Put Option Tender Offer.

II. DISCUSSION

A. Rule 14e-5(a)

As a result of the Put Option Tender Offer, the Company will be subject to Rule 14e-5 under the Exchange Act. Rule 14e-5 is designed to prevent fraudulent, deceptive or manipulative acts or practices in connection with issuer tender offers.

Rule 14e-5(a) prohibits an issuer from directly or indirectly purchasing or arranging to purchase any subject securities except as part of the tender offer. The prohibition on purchases outside a tender offer applies from the time of public announcement of the tender offer until the tender offer expires. Rule 14e-5(a) is intended to prevent fraudulent and manipulative practices in tender offers involving purchases or arrangements to purchase securities outside of a tender offer. These practices include taking advantage of the market's response to the tender offer and offering different prices to holders outside of the offer. The Commission's Adopting Release relating to Rule 10b-13, the predecessor to Rule 14e-5(a), noted that purchases outside a tender offer "are often fraudulent or manipulative in nature and they can deceive the investing public as to the true state of affairs .... [B]y prohibiting a person who makes a cash tender offer or exchange offer from purchasing equity securities of the same class during the tender offer period otherwise than pursuant to the offer itself, the rule accomplishes the objective of safeguarding the interests of the persons who have tendered their securities in response to a cash tender offer or exchange offer; moreover once the offer has been made, the rule removes any incentive on the part of holders of substantial blocks of securities to demand from the person making a tender offer or exchange offer a consideration greater than or different from that currently offered to public investors."[2]

Assuming that the Redemption Offer will result in purchases of the Securities by the Company during the period in which such purchases are prohibited by Rule 14e-5(a) as a result of the public announcement of the Put Option Tender Offer, the Company's compliance with its obligations relating to the Redemption Offer may be viewed as inconsistent with Rule 14e-5(a).

As discussed above, in light of the Put Option Price of the Securities and the recent Conversion Value of the Securities based on the trading price of the Common Stock, the Company does not expect that the exercise of the Put Option will be financially attractive to the holders of the Securities. As the purchase price pursuant to the Put Option Tender Offer is below the Conversion Value of the Securities, the Company does not expect the pendency of the Put Option to have any significant effect on the trading price of the Securities and does not expect any substantial amount of Securities to be tendered. Furthermore, the Put Option Tender Offer and the Redemption Offer will be conducted pursuant to the requirements of, and in the manner and at the price required by, the Indenture relating to the Securities. Neither the Put Option Tender Offer nor the Redemption Offer will be made only to a select group of holders; rather, both offers will be made to all holders of the Securities. Holders will be free to elect to participate in the offer that they view as most advantageous to them. Given that the Put Option Price and the Redemption Price are substantially equivalent and less than the anticipated Conversion Value, the Company expects holders will elect not to participate in either offer but instead convert their Securities. Accordingly, we believe that the Redemption Offer does not present the potential for manipulation of the price of the Securities during the pendency of the Put Option Tender Offer. Similarly, we do not believe that the Redemption Offer will affect the conduct of the Put Option Tender Offer or present the potential for manipulation of the price of the Securities during the pendency of the Put Option Tender Offer. The Company does not expect the Put Option Tender Offer to be impacted by the existence or non-existence of the Redemption Offer.

In view of the foregoing, it does not appear to us that the proposed transactions would entail any of the abuses intended to be addressed by Rule 14e-5(a).

Rule 14e-5(d) provides that "[u]pon written application or upon its own motion, the Commission may grant an exemption from the provisions of this section, either unconditionally or on specified terms or conditions, to any transaction or class of transactions or any security or class of security, or any person or class of persons."

B. Rule 13e-4(f)(6)

Like Rule 14e-5(a), Rule 13e-4(f)(6) prohibits an issuer from making any purchases, otherwise than pursuant to the tender offer, of any security that is the subject of the issuer tender offer. Unlike Rule 14e-5(a), the prohibition on purchases outside of a tender offer

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[2] Exchange Act Release No. 8712 (Oct. 8, 1969).

applies from the time of commencement of the tender offer and extends until ten business days following termination of the tender offer.

Similar to Rule 14e-5(a), compliance with the Company's obligations under the Redemption Offer following commencement of the Put Option Tender Offer may be viewed as inconsistent with Rule 13e-4(f)(6). For example, since the Company commenced the Put Option Tender Offer on December 14, 2006, if a holder of Securities were to accept the offer of the Company to purchase its Securities in connection with the Redemption Offer, the Company's purchase of those Securities in accordance with the terms of the Redemption Offer (prior to January 29, 2007) would be a purchase outside of the Put Option Tender Offer, which could be viewed as inconsistent with Rule 13e-4(f)(6).

In addressing the restrictions imposed by Rule 13e-4(f)(6) (and, in particular, the restrictions applicable for the ten business days after termination of an issuer tender offer), the Adopting Release for Rule 13e-4 noted that the "provision is essentially an antimanipulation restriction" and that "[a] tender offer tends to peg the market price of the security which is the subject of the tender offer at or near the offering price, and the purpose of the prohibition . . . is to prevent the issuer from supporting the market at that artificial price after termination of the tender offer."[3] According to the Proposing Release relating to Rule 13e-4, the "Commission believes that a period of ten business days after a tender offer is sufficient to permit the impact of the offer on the market to subside before subsequent purchases are made."[4] Similarly, the Adopting Release for Rule 13e-4 noted that "[t]he Commission continues to believe that this short 'cooling-off' period constitutes a reasonable means to ensure that the market impact of the tender offer on the issuer's securities is dissipated by market activity unaffected by additional purchases by the issuer."

The Company believes that the Redemption Offer will not have a significant effect on the trading price of the Securities. In particular,

- The trading price of the Securities is based in part on the Conversion Value of the Securities and the credit rating attached to the Securities. As described above, based on the current trading price of the Common Stock, the Company expects the Securities to be convertible in January 2007 regardless of whether there is a Redemption Offer. The Company does not believe the Redemption Offer will affect either the Conversion Value of the Securities or such credit rating.

- The Redemption Price of the Securities pursuant to the Redemption Offer is below the Conversion Value of the Securities, and, therefore, the Company expects that holders will view the Redemption Offer as economically unattractive.

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[3] Securities Act Release No. 6108; Exchange Act Release No. 16112 (Aug. 16, 1979).

[4] Exchange Act Release No. 14234 (Dec. 8, 1977).

For the foregoing reasons, the existence of the Redemption Offer, which is a contractual right pursuant to the terms of the Securities, is not expected to have an impact on the trading price of the Securities.

Moreover, the Redemption Offer will not have the effect of supporting the market for the Securities in the manner referred to in the Adopting Release for Rule 13e-4. The Redemption Price and the Put Option Price are substantially equivalent and specified by the Indenture related to the Securities. Accordingly, the Company does not believe that either the Put Option Tender Offer or the Redemption Offer will have the effect of pegging the trading price of the Securities, nor does it believe that either offer will otherwise manipulate the trading price of the Securities such that there is a need for a cooling-off period between the offers.

Additionally, the effect of the Redemption Offer, whether consummated before, during or after the Put Option Tender Offer, on the trading price of the Common Stock is not expected to differ since the terms of the Redemption Offer (other than timing) are provided in the Indenture.

For the foregoing reasons, we do not believe that the proposed transactions, conducted in the manner described in this letter, would involve any of the abuses intended to be addressed by Rule 13e-4(f)(6).

As is the case with Rule 14e-5(d), Rule 13e-4(h) provides the Commission with exemptive authority. In particular, Rule 13e-4(h)(9) provides that the issuer tender offer provisions of Rule 13e-4 shall not apply to "[a]ny other transaction or transactions, if the Commission, upon written request . . . exempts such transaction or transactions, either unconditionally, or on specified terms and conditions, as not constituting a fraudulent, deceptive or manipulative act or practice comprehended within the purpose of this rule."

III. Request for No-Action Relief

For the foregoing reasons, we believe that the proposed transactions do not constitute a fraudulent, deceptive or manipulative act or practice. Accordingly, on behalf of the Company, we respectfully request that the Staff confirm that, based on the facts and circumstances described in this letter, it will not recommend any enforcement action to the Commission under, Rules 14e-5(a) and 13e-4(f)(6) if the Redemption Offer and the Put Option Tender Offer are conducted in the manner described in this letter.

Both Rule 14e-5(a) and Rule 13e-4(f)(6) are intended to prevent fraudulent, manipulative and deceptive practices in tender offers whereby an issuer purchases or arranges to purchase equity securities outside of a tender offer, during the offer and, in the case of Rule 13e-4, shortly following its completion. We believe that the potential for such abuses is not present in connection with the Put Option Tender Offer and the Redemption Offer. The Put Option Tender Offer and the Redemption Offer will be made and completed in compliance with all of the applicable requirements of Rule 13e-4 and Regulation 14E, with the exceptions discussed in this letter. In light of the foregoing, we believe that it is appropriate for the Staff to grant the no-action relief sought in this letter.

The Commission has previously granted relief from application of the tender offer rules where a particular offer, although not in technical compliance with these provisions, would not violate the public policy of prohibiting fraudulent, manipulative and deceptive practices in tender offers. Although the facts and circumstances of the Put Option Tender Offer and the proposed Redemption Offer differ from those in the letters cited below, we believe that the relief the Company seeks in this letter is consistent with the position that the Commission took in those instances. See, e.g., The PMI Group, Inc. (publicly avail. July 16, 2006); R&B Falcon Corporation (publicly avail. Oct. 27, 2000); Terra Computer Company (publicly avail. June 30, 1997). For examples applying similar analysis to different rule language, see also Southwest Bancorp (publicly avail. Feb. 13, 1986); General Electric Co. (publicly avail. July 7, 1980); Metro-Goldwyn-Mayer, Inc. (publicly avail. Dec. 4, 1974).

* * *

As required by the Securities Act Release No. 33-6269, seven copies of this letter are being submitted herewith.

If the Staff requires any additional information, please contact the undersigned at (713) 229-1110.

Very truly yours,

Margo Scholin

Margo S. Scholin

MSS:aje

cc: Rufus S. Scott (CenterPoint Energy, Inc.)
Marc Kilbride (CenterPoint Energy, Inc.)
Linda Geiger (CenterPoint Energy, Inc.)
J. David Kirkland (Firm)
Gerald M. Spedale (Firm)